Exhibit (a)(2)(B)

June 12, 2013

Dear Stockholder:

We are pleased to inform you that on June 3, 2013, ExactTarget, Inc. (“ExactTarget”) entered into a definitive acquisition agreement (the “Acquisition Agreement”) with salesforce.com, inc (“salesforce.com”) and Excalibur Acquisition Corp. (“Purchaser”), a wholly owned subsidiary of salesforce.com. Pursuant to the Acquisition Agreement, Purchaser has today commenced a tender offer (the “Offer”) to purchase all outstanding shares of common stock, par value $0.0005 per share (the “Shares”), of ExactTarget at $33.75 per Share (the “Offer Price”), net to the seller in cash without interest thereon, less any required withholding taxes.

Unless subsequently extended, the Offer is scheduled to expire at 12:00 midnight, New York City time, on Wednesday, July 10, 2013. Following the completion of the Offer, Purchaser will be merged with and into ExactTarget, (the “Merger”), with ExactTarget surviving as a wholly owned subsidiary of salesforce.com. At the time the Merger becomes effective, all then outstanding Shares (other than Shares held in the treasury of ExactTarget, shares owned by salesforce.com or Purchaser or Shares held by stockholders who have validly exercised their appraisal rights under Delaware law), will be cancelled and converted into the right to receive the Offer Price, net to the seller in cash without interest thereon, less any required withholding taxes.

The Board of Directors of ExactTarget has unanimously (i) determined that the Acquisition Agreement is advisable, (ii) determined that the Acquisition Agreement and the transactions contemplated thereby, including the Offer and the Merger, taken together, are at a price and on terms that are fair to, and in the best interests of, ExactTarget and its stockholders, (iii) approved the Acquisition Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iv) recommended that ExactTarget’s stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer, and, to the extent applicable, adopt the Acquisition Agreement in accordance with the applicable provisions of Delaware law. Accordingly, and for the other reasons described in more detail in the enclosed copy of ExactTarget’s solicitation/recommendation statement, the Board recommends to stockholders that they accept the Offer and tender their Shares to the Purchaser in the Offer.

Accompanying this letter is a copy of ExactTarget’s solicitation/recommendation statement on Schedule 14D-9. It contains additional information relating to the Offer and the Merger, including a description of the reasons for the Board of Directors’ recommendations. Also enclosed are Purchaser’s Offer to Purchase, dated June 12, 2013, which sets forth the terms and conditions of the Offer and a Letter of Transmittal containing instructions as to how to tender your shares into the Offer. We urge you to read the enclosed materials carefully.

On behalf of the Board of Directors, we thank you for your support.

Sincerely,

/s/ Scott D. Dorsey

Scott D. Dorsey
Chairman of the Board of Directors and Chief Executive Officer